Tuniu Corporation

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

September 27, 2022

VIA EDGAR

Ms. Jennifer O'Brien

Ms. Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-36430)

Dear Ms. O'Brien and Ms. Buskirk,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 13, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE, page 3

1.	Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. In addition, please expand your disclosure to state that investors may never hold equity interests in the Chinese operating company and acknowledge that Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in your operations and/or a material change in the value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

Our Holding Company Structure and Contractual Arrangements with the VIE

Tuniu Corporation is not an operating company in China but a Cayman Islands holding company with no equity ownership in the variable interest entity, or VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in China prohibit or restrict direct foreign investment in certain operating companies~~, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its shareholders to control the business operations of the VIE~~. Revenues contributed by the VIE accounted for 48.1%, 90.6% and 53.6% of our total revenues for the years of 2019, 2020 and 2021, respectively. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE, and may never directly hold equity interests in the VIE.

A series of contractual agreements, including powers of attorney, equity interest pledge agreements, cooperation agreements, purchase option agreements and shareholders’ voting rights agreements, have been entered into by and among our wholly owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, the VIE and its shareholders. As a result of the contractual arrangements, we ~~have effective control over and~~ are considered the primary beneficiary of the VIE, and we have consolidated the financial results of the VIE in our consolidated financial statements under U.S. GAAP for accounting purposes. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of our rights with respect to our contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations and cause our ADSs to decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

The Company also respectfully advises the Staff to refer to the Company’s response to comment #7, wherein the Company has proposed revised risk factor disclosure about VIE structures for use in its future Form 20-F filings.

2.	Please expand your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our Holding Company Structure and Contractual Arrangements with the VIE

…

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The laws and regulations governing the internet industry in China are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

The PRC regulatory and enforcement regime with regard to data security and privacy is evolving and may be subject to different interpretations or significant changes without prior notice. In the event that any new development requires us to change our business operations relevant to data security, data privacy or cybersecurity in general, we cannot assure you that we can comply with such new requirements in a timely manner or at all. Some recently promulgated rules in this regime include the PRC Data Security Law and the Personal Information Protection Law released in 2021, which posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures promulgated in December 2021 and the Regulations on the Network Data Security published for public comments in November 2021 imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the Cybersecurity Review Measures and the enacted version of the Regulations on the Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

In addition, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures, collectively, the Draft Overseas Listing Regulations, set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. As of the date of this annual report, the Draft Overseas Listing Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. However, assuming the Draft Overseas Listing Regulations were to be adopted as-is, if we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, the PRC regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors— Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the Platform Economy Anti-Monopoly Guidelines and other anti-monopoly and unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Permissions Required from the PRC Authorities for Our Operations, page 4

3.	Please expand your disclosure to state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries and the VIE in China, including, among others, a Value-Added Telecommunication Business Operating License issued by the local bureau of the Ministry of Industry and Information Technology of the PRC, or the MIIT, a Short Messaging Service Access Code Certificate issued by the MIIT, a Food Business License issued by Jizhou Branch of Tianjin Administration for Market Regulation, Filing Certificates for Operation of Prepacked Food issued by Xuanwu Branch of Nanjing Administration for Market Regulation, Travel Agency Business Licenses issued by the local bureaus of and/or the then Ministry of Tourism, or the Ministry of Culture and Tourism which has replaced the Ministry of Tourism, Approval Documents for Operation of Small-sum Loan Business issued by the Guangzhou Municipal Bureau of Finance, an Insurance Brokerage Business License is issued by the CBIRC, a Securities and Futures Business Operation License is issued by the CSRC, Insurance Agency Concurrent-business Licenses issued by the CBIRC, and a Hotel Hygiene License, which is issued by the local bureau of the National Health Commission. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries, the VIE or the VIE’s subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and related business and companies.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under the currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC, and we, our PRC subsidiaries and the VIE, (i) have not received any requirement from competent PRC authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC authorities to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act, page 4

4.	We note your disclosure on page 33 that you expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F. Please update your disclosure to state that you have been included in the list of issuers identified under the HFCAA.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the applicable Chinese authorities, our auditor has not been and is currently not subject to inspections by the PCAOB, which may impact our ability to remain listed on a United States exchange. On May 4, 2022, in connection with its implementation of the HFCAA, the SEC conclusively named Tuniu as a “Commission-Identified Issuer” following the filing of Tuniu’s 2021 Form 20-F with the SEC on April 29, 2022. ~~Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange.~~

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and Ministry of Finance of the People's Republic of China, or the PRC Ministry of Finance,  taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect and investigate completely public accounting firms headquartered in mainland China and Hong Kong, or in 2023 if proposed changes to the law are enacted. As a result, the Nasdaq may determine to delist our securities. ~~The related risks and uncertainties could cause the value of our ADSs to significantly decline.~~ For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect ~~or fully~~ and investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The prohibition from trading and delisting ~~of~~ our ADSs, or the threat of their being delisted and prohibition from trading, may materially and adversely affect the value of your investment.”

The Company also respectfully proposes to revise the relevant risk factor under Item 3.D. in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess ~~its~~ such firms’ compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the applicable Chinese authorities, our auditor has ~~is~~ not been and is currently not subject to inspections ~~inspected~~ by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of ~~auditors~~ accounting firms registered with the PCAOB in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in ~~our audit procedures and reported financial information and~~ the quality of ~~our~~ work performed by our independent registered public accounting firm and the Company’s financial statements.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect ~~or fully~~ and investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The prohibition from trading and delisting ~~of~~ our ADSs, or the threat of their being delisted and prohibition from trading, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect and ~~or~~ investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect and ~~or~~ investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect and ~~or~~ investigate completely. ~~Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ On May 4, 2022, in connection with its implementation of the HFCAA, the SEC conclusively named Tuniu as a “Commission-Identified Issuer” following the filing of Tuniu’s 2021 Form 20-F with the SEC on April 29, 2022.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong without any limitations on scope. See “—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”

Furthermore, by the end of 2022, the PCAOB is required to assess whether mainland China and Hong Kong each remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If the PCAOB again concludes that it is not able to inspect and investigate completely the audit firms in mainland China and Hong Kong, we will be identified as a “Commission-Identified Issuer” for a second consecutive year after we file our Form 20-F for the fiscal year ending December 31, 2022 which is due by April 30, 2023.

Whether the PCAOB will be able to satisfactorily conduct inspections ~~of our auditor~~ and investigations of registered public accounting firms headquartered in mainland China and Hong Kong before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. If the PCAOB is unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2023, we will be identified as a “Commission-Identified Issuer” for a third consecutive year after we file our Form 20-F for the fiscal year ending December 31, 2023. In such case, we would be subject to the delisting and prohibition of trading requirements of the HFCAA. ~~If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.~~

~~On June 22, 2021, the U.S. Senate passed a bill which would~~ There have been various initiatives to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On June 22, 2021, the U.S. Senate passed a bill to that effect, and on February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States after the Company files its annual report on Form 20-F for the fiscal year ending December 31, 2022 if the PCAOB is unable to inspect and investigate completely auditors located in China ~~in 2023~~.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

In addition, the Company undertakes to ensure that the disclosure in its future filings will reflect the then current regulatory landscape related to the Statement of Protocol, whether its auditor is subject to the PCAOB’s reassessed determinations, and whether and how the HFCAA and related regulations will affect the Company, as appropriate in the circumstances.

D. Risk Factors, page 11

5.	Please revise the order of your Summary of Risk Factors and subsequent Risk Factor section to place the ‘Risks Related to Our Corporate Structure’ and ‘Risks Related to Doing Business in China’ as the first two risk factors.

In response to the Staff’s comment, the Company undertakes to revise its summary of risk factors as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined) and to make conform changes in subsequent risk factor section, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Corporate Structure

•	We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to maintain effective control we would not be able to continue to consolidate the financial results of the consolidated affiliated entities with our financial results;

•	Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure ~~finds that the structure we have adopted for our business operations~~ do~~es~~ not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless; ~~and~~

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

•	Substantial uncertainties exist with respect to the interpretation and implementation of adopted PRC Foreign Investment Law and its implementation rules and how they may impact the viability of our current corporate structure, corporate governance and business operations; and~~.~~

•	PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

•	The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;

•	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect ~~or fully~~ and investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The prohibition from trading and delisting ~~of~~ our ADSs, or the threat of their being delisted and prohibition from trading, may materially and adversely affect the value of your investment;

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect the leisure travel industry and our business, results of operations and financial condition;

•	The PRC government regulates travel and other related industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected;

•	Any failure or perceived failure by us to comply with the Platform Economy Anti-Monopoly Guidelines and other anti-monopoly and unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations;

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

•	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC laws; and

•	Rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Risks Related to Our Business and Industry

•	Our business operation, financial condition, results of operations and cash flows have been and are likely to continue to be materially and adversely affected by the COVID-19 outbreak and spread;

•	Declines or disruptions in the leisure travel industry may materially and adversely affect our business and results of operations;

•	We face risks related to natural disasters and health epidemics;

•	If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or retain existing customers, and our business, financial condition and results of operations could suffer;

•	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations;

•	We have incurred losses in the past and will likely incur losses in the future;

•	We face intense competition and may not be able to compete successfully against existing and new competitors;

•	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects;

•	If we are unable to maintain existing relationships with travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer; and

•	We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

Risks Related to our ADSs and Class A Ordinary Shares

•	Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements;

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

•	The trading prices of our ADSs have fluctuated and may continue to be volatile regardless of our operating performance;

•	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial; and

•	The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

Risks Related to Our Corporate Structure, page 27

6.	Please revise to include a risk factor that describes the significant liquidity risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. Please also include a cross-reference to this risk factor in your Summary of Risk Factors.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are not an operating company in China but a Cayman Island holding company conducting our operations in China through our PRC subsidiaries and the consolidated affiliated entities. Holders of our ADSs hold equity interest in Tuniu Corporation, our Cayman Islands holding company, and do not have direct or indirect equity interest in the VIE. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries and the consolidated affiliated entities, including from the proceeds of our financing activities, such as our private placements, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize such proceeds to fund our existing PRC subsidiaries and the consolidated affiliated entities only through loans or capital contributions or to establish new PRC subsidiaries or new PRC consolidated affiliated entities, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and the consolidated affiliated entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the consolidated affiliated entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC subsidiary or PRC consolidated affiliated entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC subsidiary or PRC consolidated affiliated entity would depend on the relevant PRC entity’s net assets and the applicable statutory multiple at the time of calculation. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the NDRC. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impacts on our ability to fund our PRC entities.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and such enterprises are allowed to use its Renminbi capital converted from foreign exchange capitals to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In June 2016, SAFE promulgated Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which further stipulates that foreign-invested enterprises shall not use Renminbi funds converted from foreign exchange capital for providing loans to non-affiliated enterprises, except as otherwise expressly permitted under its business scope. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., or Tuniu Nanjing Information Technology, include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu Nanjing Information Technology may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. If we convert the net proceeds we receive from our financing activities, such as our private placement into Renminbi pursuant to these Circulars, our use of Renminbi funds for general corporate purposes must be within the business scopes of our PRC subsidiaries.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and the consolidated affiliated entities in China. Meanwhile, we may not be able to finance the activities of the consolidated affiliated entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the consolidated affiliated entities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated affiliated entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the consolidated affiliated entities when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Corporate Structure

•	PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our financing activities, or making additional capital contributions or loans to our PRC subsidiaries and the consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

September 27, 2022

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations ..., page 27

7.	Revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government determines that the contractual arrangements constituting part of the VIE structure ~~finds that the structure we have adopted for our business operations~~ do~~es~~ not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform, and our ADSs may decline in value or become worthless.

…

In the opinion of our PRC counsel, Fangda Partners, the ~~ownership~~ structure of Nanjing Tuniu, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and these agreements are valid, binding and enforceable in accordance with their terms. However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court. We are also advised by our PRC counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

If ~~our ownership~~ the VIE structure, contractual arrangements and business of our company, our PRC subsidiaries or the consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant government authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of our PRC subsidiaries or the consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or the consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our financing activities, such as our private placements, to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE. If any of these occurrences result in our inability to direct the activities of any of the consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP